Exhibit 99.31

NWT URANIUM CORP.
70 York Street
Suite 1102
Toronto, Ontario
M5J 1S9

June 1, 2009

To Registered and Beneficial Shareholders:

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, shareholders of NWT Uranium Corp. (the "Corporation") may elect annually to have their names added to the Corporation’s Supplemental Mailing List to receive interim financial statements of the Corporation with MD&A related thereto for the Corporation’s first, second and third fiscal quarters and/or annual financial statements of the Corporation with MD&A related thereto.

If you are interested in receiving such documents, please complete and return this form to:

Equity Transfer and Trust Company
Suite 400, 200 University Avenue
Toronto, Ontario M5H 4H1

I HEREBY CERTIFY that I am a shareholder of the Corporation, and as such, request that you provide me with the following:

 Interim Financial Statements with related MD&A

 Annual Financial Statements with related MD&A

PLEASE PRINT

FIRST NAME	LAST NAME

ADDRESS

CITY	PROVINCE / STATE	POSTAL / ZIP CODE

COUNTRY

SIGNED:
(Signature of Shareholder)

Note: Please return this document along with your proxy in the attached envelope. As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.